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                             January 12, 2021

       John Moore
       General Counsel
       Edgewise Therapeutics, Inc.
       3415 Colorado Ave.
       Boulder, CO 80304

                                                        Re: Edgewise
Therapeutics, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted December
18, 2020
                                                            CIK No. 0001710072

       Dear Dr. Moore:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Overview, page 1

   1. Your pipeline table includes three separate pre-clinical phases, which gives the impression that your product
candidates are farther along in the clinical process. Revise the table to eliminate the separate
column for POC, as that stage is not sufficiently distinct.
       Our Research Programs, page 3

   2. Please expand your disclosure here and at page 122 whether the company anticipates advancing your research
programs into the next stage of development in the near term.
                                                        Please also discuss if
you have devoted significant resources to these programs to date.
 John Moore
FirstName  LastNameJohn  Moore
Edgewise Therapeutics, Inc.
Comapany
January 12,NameEdgewise
            2021          Therapeutics, Inc.
January
Page 2 12, 2021 Page 2
FirstName LastName
Risks Related to Our Business, page 4

3. Please expand your disclosure here to explicitly state that you have not generated any revenue. We note your disclosure on page 13 in this regard.
4. Please state here that you have limited resources and you are currently focusing the majority of your efforts on developing EDG-5506 for particular indications and that as a result, you may fail to capitalize on other indications or product candidates that may ultimately have proven to be more profitable.
5. Please disclose here that your patent portfolio is pending and that you do not own any issued patents or in-license any patents. We note your disclosure on page 47.
6. Please expand your disclosure here, or where you deem appropriate in your Prospectus
         Summary, to provide more details on the competition you face. We note your disclosures on pages 24 and 126 in this regard. You may choose to provide a cross-reference to these disclosures.
We may not be able to obtain orphan drug designation or obtain or maintain orphan drug exclusivity for our product candidates..., page 35

7. We note that you plan to seek orphan drug designation for your lead product candidate and that its potential treatment population is "small and has not been established with precision." Please tell us if your operations will materially depend on your lead product candidate receiving orphan drug designation. If so, please revise your prospectus summary and any other locations you deem appropriate to reflect this information.
We contract with third parties for the production of our product candidates for preclinical studies..., page 59

8. We note that you rely, and expect to continue to rely, on third-party manufacturers for the production of your product candidates for preclinical studies and clinical trials. Please summarize where you deem appropriate and attach as an exhibit any material agreement(s) in connection with this production.
Our amended and restated bylaws that will become effective upon the closing of this offering provide that the Court of Chancery..., page 70

9. We note that your amended and restated bylaws will provide that the Court of Chancery of the State of Delaware is the exclusive forum for certain claims and that the federal district courts will be the exclusive forum for Securities Act claims. You also state that this provision "would not apply to suits brought to enforce to enforce a duty or created by the
         Exchange Act." Please ensure that your amended and restated bylaws reflects this language.
 John Moore
FirstName  LastNameJohn  Moore
Edgewise Therapeutics, Inc.
Comapany
January 12,NameEdgewise
            2021          Therapeutics, Inc.
January
Page 3 12, 2021 Page 3
FirstName LastName
Market, Industry and Other Data, page 74

10. It is not appropriate to directly or indirectly disclaim liability for statements in your registration statement. Accordingly, please delete your statement that your internal research has not been verified by any third party. Alternatively, specifically state that you take liability for such research.
Critical Accounting Policies and Significant Judgments and Estimates Stock-based Compensation, page 91

11. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock and conversion prices of preferred stock on issuances leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.
Intellectual Property, page 127

12. We note you state that you "own or in-license a patent portfolio consisting of over 5 patent families, including pending U.S. patent applications, pending Patent Cooperation Treaty applications and corresponding pending patent applications in a number of key international markets." Please disaggregate this information and provide separate information on what you in-license and what you own.
Third Party Agreements, page 128

13. Please expand your discussion of your exclusive license agreement with The Ohio
         State Innovation Foundation to include how it relates to your product candidates. File the agreement as an exhibit or tell us why you are not required to do so. See Item
         601(b)(10)(ii)(B).
14. Please expand your disclosure to explicitly state whether you have made any payments due under your license agreement with The Ohio State Innovation Foundation.
General

15. Please enlarge or otherwise adjust the text in your pipeline and research programs charts on pages 1, 97, and 122 to ensure that all text is legible.
16. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
 John Moore
Edgewise Therapeutics, Inc.
January 12, 2021
Page 4



       You may contact Tracey Houser at (202) 551-3736 or Kevin Vaughn at (202) 551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay at (202) 551-7237 or Celeste Murphy at (202) 551-3257 with any other questions.



FirstName LastNameJohn Moore                             Sincerely,
Comapany NameEdgewise Therapeutics, Inc.
                                                         Division of
Corporation Finance
January 12, 2021 Page 4                                  Office of Life
Sciences
FirstName LastName